

November 3, 2010

David M. Engert, President and CEO
Nighthawk Radiology Holdings, Inc.
4900 N. Scottsdale Road, 6th Floor
Scottsdale, AZ 85251

   Re: **Nighthawk Radiology Holdings, Inc.**
       Schedule 14A
       Filed October 7, 2010
       File No. 000-51786

Dear Mr. Engert:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

1. We note the statement on page 10 that you may solicit proxies in person or by telephone, mail, facsimile, email or otherwise. Be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, in formal or informal meetings or interviews, in e-mail correspondence and information posted on web sites and chat rooms, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Background of the Merger, page 17

2. Please identify the person who initiated your discussions with vRad in May 2009 as discussed in the fourth paragraph of this section. Also, clarify if vRad was one of the "ten potential buyers" identified in 2008. See Item 1005(b) of Regulation M-A.

3. Similarly, please revise to identify "a representative of Providence."

4. Please revise to clarify if and how a transaction involving vRad, Providence and Nighthawk, as discussed in March 2010 between Messrs. Kill and Engert, differed from the one later proposed by Providence after Messrs. Kill and Engert had "cease[d] further discussions." For example, it is unclear if a tentative price had been discussed or how the inclusion of Providence affected the ongoing discussions between vRad and Nighthawk. Similarly, revise the last paragraph on page 19 and where appropriate to address whether and how the Nighthawk board considered "the 2008 process in which NightHawk considered a sale" in connection with its review of the proposed transaction.

5. Please revise page 21 to disclose the "the financial metrics reflected by vRad's offer."

6. We note references on pages 21, 22 and elsewhere to "an initial draft of the merger agreement," "a revised draft of the merger agreement," "a revised merger agreement" and "revised drafts of the merger agreement." Please revise these references and related negotiation disclosure to clarify the terms and material changes to the agreement as the transaction progressed from the initial draft to the final agreement approved by the board.

Opinion of Financial Advisor to NightHawk, page 26

7. Please clarify whether the expense reimbursement and indemnification provided to Morgan Stanley and discussed in second full paragraph of page 32 are contingent upon the consummation of the merger.

8. Please disclose the material relationships between Morgan Stanley and vRad and its affiliates and narrative disclosure regarding material fees paid to Morgan Stanley by vRad. We note the disclosure in the second full paragraph on page B-2 of the fairness opinion.

9. Please clarify how Morgan Stanley determined the discount rates used in its present value of future share price analysis described on page 30 and discounted cash flow analysis on page 31.

10. Also, please revise to clarify the assumptions underlying the comparable company and other analyses, and explain how the financial advisor arrived at the implied enterprise values. In this regard, it is unclear what you mean by "Implied Financial Statistic" and $17.6 million on page 30.

11. It is unclear how the "judgments and assumptions" you list in the first full paragraph on page 31 are relevant to the analysis of selected precedent transactions described starting on page 30. Also, it is unclear what you mean by the statement that "[m]athematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable transaction data." Please revise or advise.

12. We note that your statements in the third and fifth sentences of the penultimate paragraph on page 31 appear to suggest that Morgan Stanley's separate analyses were not attributed any particular weight while also suggesting that Morgan Stanley may have given such analyses more or less weight than other analyses. Please reconcile these statements and also clarify which assumptions were considered "more or less probable than other assumptions" by Morgan Stanley.

Regulatory Approvals, page 41

13. Please provide the current status of any required regulatory approvals. See Item 14(b)(5) of Schedule 14A.

The Merger Agreement, page 42

14. Please revise to delete the statement on page 45 that shareholders "should not rely on the representations and warranties contained in the merger agreement as characterizations of the actual state of facts at the time they were made or otherwise."

Conditions to the Merger, page 51
Conditions of vRad and Merger Sub, page 51

15. We note your disclosure regarding possible adjustments to the merger consideration provided in the first bullet point of this section. We also note the related provisions in Section 2.04 of the merger agreement on page A-5. Please revise to clarify the underlying factors that could lead to an adjustment to the merger consideration. Advise us of the mechanics of such an adjustment in connection with mailing the proxy statement.

Termination Fee and Expenses, page 53

16. We note your disclosure in the Summary Term Sheet, in the last sentence on page eight, of the apparent offset of the termination fee by the amount of any expense reimbursement. Please also discuss the relationship between expense reimbursement and termination fees in your discussion of termination fees and expenses on page 53.

Appendix A

17. Please supplementally provide us a list briefly identifying the contents of all omitted schedules or similar supplements to the merger agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

David M. Engert
Nighthawk Radiology Holdings, Inc.
November 3, 2010
Page 4

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Shehzad Niazi at (202) 551-3121 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Patrick Schultheis, Esq.
       Fax: (206) 883-2699